February 21, 2023

Mr. Gabriel Eckstein

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan International Cooperation Agency
Registration Statement under Schedule B
Filed December 22, 2022
File No. 333-268943

Form 18-K for the Fiscal Year Ended March 31, 2022
Filed September 27, 2022
File No. 333-213968

Dear Mr. Eckstein:

On behalf of Japan International Cooperation Agency (“JICA”) and the Government of Japan (“Japan”), we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated January 19, 2023, relating to the Registration Statement under Schedule B (File No. 333-268943) (the “Registration Statement”) filed with the Securities and Exchange Commission on December 22, 2022.

In response to the Staff’s comments, JICA and Japan (collectively, the “Issuers”) intend to amend the Registration Statement as described below. The Issuers have responded to all of the Staff’s comments. For your convenience, we have included the text of the Staff’s comments below and have keyed the Issuers’ responses accordingly. The Issuers hope to file with the Commission a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment) after all comments have been resolved.

The Issuers’ responses to the Staff’s comments are as follows:

Registration Statement under Schedule B

The Economy

General, page 10

1.

You disclose in the third paragraph on page 12 that Japan has experienced a significant inflationary trend in consumer prices during 2022. Please expand your disclosure to discuss the negative impacts of the most current inflation measures, including the effect on the local currency, to the extent material. We note that the measure of core consumer price inflation in November 2022 was at its highest since 1981.

Mr. Gabriel Eckstein

Securities and Exchange Commission

Response:

In response to this comment, the following paragraphs will be added to the section entitled “The Economy—General” on page 12 of the Registration Statement to provide a description of the potential negative impacts of the most current inflationary trends and related measures, to the extent material:

“Specifically with respect to Japan, the year-on-year rate of increase in the consumer price index (the “CPI”) (all items less fresh food) is expected to be relatively high over the short term due to the effects of cost increases, led by a rise in import prices, being passed through to consumers. The Japanese government’s measures to reduce the household burden of higher gasoline prices, electricity charges, and manufactured and piped gas charges are expected to push down the year-on-year rate of change in the CPI (all items less fresh food) during the first half of fiscal 2023.

Thereafter, inflation is projected to moderately increase on the back of improvement in the output gap, rises in medium- to long-term inflation expectations and in wage growth and the waning effects of economic measures pushing down energy prices.

While it is not clear how inflation will affect the Japanese yen, consumer and industrial prices in Japan, it is possible that inflationary trends may negatively affect the Japanese economy.”

2.

We note that China is Japan’s biggest trading partner but recent events, such as China’s military drills this past August and the crisis over Taiwan, may affect the relationship. To the extent that this may adversely impact economic ties between the two countries, please expand your disclosure to discuss the risk to Japan’s economy.

Response:

In response to this comment, the following sentence will be added to the section entitled “The Economy—General” on page 11 of the Registration Statement to provide a description of the risk to Japan’s economy to the extent that its relationship with its major trading partners were to suffer:

“In addition, the Japanese economy is also exposed to challenges due to the potential impact of political disputes, technology and trade tensions with or among major trading partners, including China and the United States, as well as the potential escalation of geopolitical risks associated with the Middle East, North Korea or other countries or regions, which may negatively impact Japan’s international trade and economy more generally.”

Mr. Gabriel Eckstein

Securities and Exchange Commission

The Economy

Summary of Key Economic Indicators, page 12

3.

To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that the data in the table on page 17 disclosing total electric power generation and capacity is from the 2020 fiscal year.

Response:

We have revised statistics and information in the Registration Statement, to the extent possible, based on the most recent official data. With respect to the data in the table on page 17 of the Registration Statement disclosing total electric power generation and capacity, the Issuers respectfully advise the Staff that data from the 2020 fiscal year is the most recent official data.

Financial System

The Bank of Japan and Monetary Policy, page 31

4.

Please expand your disclosure to discuss the Bank of Japan’s monetary tightening on December 20 when it lifted the cap on the ten-year government bond yields. Include in your disclosure the effect on the yen and the risk to economic growth from this tighter monetary policy.

Response:

In response to this comment, the following paragraphs will be added to the section entitled “Financial System—The Bank of Japan and Monetary Policy” on page 33 of the Registration Statement to provide a description of the Bank of Japan’s December 20, 2022 announcement as well as the potential effect on the yen and the risk to economic growth from the Bank of Japan’s announced monetary policy:

“Citing increased volatility in overseas financial and capital markets that have significantly affected these markets in Japan, as announced in a statement released on December 20, 2022, the BOJ decided to modify its conduct of yield curve control with respect to Japanese government bonds, with the goal of improving market functioning and encouraging a smoother formation of the entire yield curve, while maintaining accommodative financial conditions. With respect to yield curve control, the BOJ decided to, while significantly increasing the amount of Japanese government bond purchases, expand the range of 10-year Japanese government bond yield fluctuations from the target level of between around plus and minus 0.25 percentage points to between around plus and minus 0.5 percentage points. The BOJ announced that these measures were intended to achieve the price stability target mentioned above by enhancing the sustainability of monetary easing under its monetary easing policy.

The long-term effect of the BOJ’s policies remains unclear. The BOJ’s policies may impact the strength of the Japanese yen relative to the U.S. dollar and other foreign currencies and may inadvertently have a negative effect on the Japanese economy more generally if tighter monetary policies ultimately result in decreased economic activity.”

Mr. Gabriel Eckstein

Securities and Exchange Commission

Description of the Debt Securities and Guarantee

Guarantee of Japan, page 51

5.	We note the Form of Guarantee of Japan in Exhibit B of the Fiscal Agency Agreement in Exhibit 4.1. Please disclose that the guarantee is not valid or obligatory until it has been authenticated.

Response:

In response to this comment, the following sentence will be added to the section entitled “Description of the Debt Securities and Guarantee—Guarantee of Japan” on page 52 of the Registration Statement that disclose that the guarantee is not valid or obligatory until it has been authenticated:

“Accordingly, the guarantee of Japan, the form of which is included as an exhibit to the form of the Fiscal Agency Agreement filed as an exhibit to the registration statement of which this prospectus is a part, is not valid or obligatory until such guarantee has been authenticated.”

Description of the Debt Securities and Guarantee

Governing Law, page 52

6.	Please expand your disclosure to generally describe the other types of matters that must be governed under the laws of Japan.

Response:

The Issuers respectfully advise the Staff that, although they are not aware of any other types of specific matters that are currently required to be governed by the laws of Japan, they would prefer to maintain this disclosure, which tracks the governing law provision of the form of the Fiscal Agency Agreement filed as an exhibit to the Registration Statement. To the extent that there were a material change to Japanese law in the future, the Issuers would plan to address it via one or more prospectus supplements in connection with the offer of debt securities from time to time on the terms and in the manner to be specified in such supplements to the prospectus contained in the Registration Statement.

* * * *

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6833, e-mail: JGillespie@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

Jesse S. Gillespie

Mr. Gabriel Eckstein

Securities and Exchange Commission

cc:	HIRATA Hitoshi
(Japan International Cooperation Agency)

MINOWA Tetsuharu
(Ministry of Finance, Government of Japan)

Bryce W. Gray
(Morrison & Foerster LLP)